1162549

No Act
P.E. 10-4-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 13, 2002

Martin R. Gold, Esq.
Sonnenschein Nath & Rosent
1221 Avenue of the Americas
New York, New York 10020

02064969

Act Exchange Act of 1934
Section 13(d)
Rule 13d-3(d)(3)
Public
Availability December 13, 2002

Re: Banca del Gottardo and Certain Wholly Owned Subsidiaries
Incoming letter Dated October 4, 2002

PROCESSED
JAN 23 2003
THOMSON
FINANCIAL

Dear Mr. Gold:

The Division of Corporation Finance will not recommend enforcement action to the Commission if Banca del Gottardo and Certain Wholly-Owned Subsidiaries (the "Subsidiaries," as defined in your letter to us dated October 4, 2002) report beneficial ownership on Schedule 13G pursuant to rule13d-1(b). Banca del Gottardo and the Subsidiaries may not use Schedule 13G if they acquire the subject securities with the purpose or effect of changing or influencing control of the issuer.

In addition, and in light of the relief addressed in the preceding paragraph, the Division of Corporation Finance will not recommend that the Commission take enforcement action if Banca del Gottardo and the Subsidiaries rely upon Rule 13d-3(d)(3) in connection with equity securities of which they are pledgees in the ordinary course of their businesses.

The foregoing positions are based on the facts described and the representations made in your letter. In particular, we note your representations regarding the comparability of foreign and United States laws governing Banca del Gottardo and the Subsidiaries listed in Rule 13d-1(b)(1)(ii). We also note your undertaking to furnish the information otherwise required by Schedule 13D upon our request.

Any change in the facts described and representation made in your letter may change our conclusion. This letter only expresses our position on enforcement action. It does not express any legal conclusions on the questions presented.

Sincerely,

Julia E. Griffith
Special Counsel
Office of Mergers & Acquisitions
Division of Corporation Finance

Sonnenschein
SONNENSCHEIN NATH & ROSENTHAL

1221 Avenue of the Americas
New York, NY 10020
212.768.6700
212.768.6800 fax
www.sonnenschein.com

Chicago
Kansas City
Los Angeles
New York
San Francisco
St. Louis
Washington, D.C.
West Palm Beach

Martin R. Gold
(212) 398.8701
mgold@sonnenschein.com

October 4, 2002

Julia E. Griffith, Esq., Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Banca del Gottardo and Certain Wholly-Owned Subsidiaries - Request to Report on Schedule 13G as Qualified Institutional Investors

Dear Ms. Griffith:

On behalf of Banca del Gottardo (the "Bank"), we respectfully request assurance that the Division of Corporation Finance (the "Division") will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") if the Bank and certain of its wholly-owned subsidiaries identified below (the "Subsidiaries") report beneficial ownership of equity securities pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on Schedule 13G as qualified institutional investors in accordance with Rule 13d-1(b) promulgated under the Exchange Act, under the circumstances described below.

The Bank, both directly and through the Subsidiaries, in the ordinary course of business acquires for investment purposes equity securities either for its own account or, in its capacity as private banker, investment adviser or otherwise, for the accounts of customers. These securities include equity securities of issuers registered under Section 12 of the Exchange Act. As a result of such activities, the Bank and the Subsidiaries may be deemed "beneficial owners" of equity securities for purposes of Section 13(d) of the Exchange Act. Because the Bank and the Subsidiaries are not formed under the laws of the United States, they may not meet the criteria set forth for qualified institutional investors in Rule 13d-1(b)(1)(ii). Therefore, although the Bank and the Subsidiaries are eligible to use short-form Schedule 13G pursuant to Rule 13d-1(c) as passive investors, without the no-action relief requested they may not be eligible to use Schedule 13G on the same timing as is available to comparable U.S. institutions that are qualified institutional investors. The Bank is therefore seeking assurance that the staff will not recommend enforcement action to the Commission if the Bank and the Subsidiaries utilize Schedule 13G as qualified institutional investors under Rule 13d-1(b).

BACKGROUND

Banca del Gottardo

The Bank is a major Swiss bank, with operations in private banking, commercial and corporate banking, asset management and related activities. As of December 31, 2001, the Bank's total assets were approximately SFr 13.1 billion ($8.8 billion at a conversion rate of one SFr = $.668), and total assets of the Bank and its subsidiaries (the "Bank Group") on a consolidated basis were approximately SFr 14.3 billion ($9.6 billion at the above conversion rate).[1] The Bank's principal offices are located in Lugano, Switzerland and it has offices throughout Switzerland and in selected financial centers in Europe and internationally, but not in the United States. The Bank is a wholly-owned subsidiary of Rentenanstalt/Swiss Life ("RSL"), a leading European life insurance company headquartered in Zurich with subsidiaries or offices throughout Europe and in certain other areas, but again not in the United States. RSL is publicly owned, and its shares are listed on each of the three Swiss stock exchanges. For the year ended December 31, 2001, RSL had revenues of approximately $13.4 billion and net income of approximately $83 million.[2] The no-action assurance requested herein on behalf of the Bank does not also request such assurance on behalf of RSL because officers of the Bank have represented to us that the organizational structure of RSL and the Bank is such that the voting and investment powers over equity securities subject to Section 13(d) of the Exchange Act acquired by the Bank Group are exercised independently of RSL, so that based on the considerations set forth in Securities Exchange Act Release No. 39538 (January 12, 1998) (the "1998 Release") beneficial ownership of publicly traded equity securities held by the Bank should not be attributed to RSL.

We are not admitted to practice law in Switzerland and do not advise on the laws of Switzerland. The following description of the regulation of the Bank in Switzerland has been passed upon by in-house Swiss counsel to the Bank.

As a Swiss bank, the Bank is subject to the Swiss Federal Law Relating to Banks and Savings Banks of November 8, 1934, amended in 1971 and 1995 (the "Banking Law"), and its Implementing Ordinance of May 17, 1972, amended in 1980, 1987 and 1995 (the "Implementing Ordinance"). The Swiss Federal Banking Commission (the "Banking Commission") administers these regulations.

The Banking Law extensively regulates, on both a consolidated and unconsolidated basis, capital adequacy, liquidity and risk diversification, and requires a detailed annual audit by an independent auditing firm which must be submitted to the Banking Commission. Three of the most important regulatory tools under the Banking Law are described below.

[1] This information is derived from the Bank's 2001 Annual Report.
[2] This information is derived from The Major Companies Database maintained by Graham & Whiteside Ltd.

Mandatory Annual Audits. Under the Banking Law, the Bank's business is subject to inspection and supervision by an independent auditing firm, which functions as the "extended arm" of the Banking Commission. The Bank's auditor is PriceWaterhouseCoopers. This firm examines the annual statement of condition; makes an independent valuation of assets and liabilities; and reviews compliance with: the Bank's by-laws and business rules, the provisions of the Banking Law and the Implementing Ordinance (as well as any possible cantonal provisions concerning the statutory lien in favor of savings deposits and other legal requirements), the instructions of the Banking Commission, and professional rules relevant from a supervisory point of view (e.g., guidelines issued by the Swiss Bankers Association governing banking business activities). A detailed audit report is prepared annually setting out the audit findings. The audit report is on a consolidated basis, including all companies owned directly or indirectly by the Bank, and is an important source of information for supervisory purposes which is systematically analyzed by the Banking Commission. In the event that the audit reveals violations or other irregularities, the auditors must inform the Banking Commission if a correction is not carried out within a designated time limit or inform the Banking Commission immediately in the case of serious violations or irregularities. The Banking Commission may issue any directives necessary to remove abuses and restore proper conditions. It may designate an expert to act as its observer in a bank if the claims of the bank's creditors appear seriously jeopardized.

Capital Requirements. Under Swiss law, the Bank must maintain at all times an adequate relationship between its capital resources and total assets. Under the Implementing Ordinance, this relationship is determined on both a consolidated and an unconsolidated basis. When its annual statement of condition and interim balance sheets are drawn up, the Bank must also prepare a statement of its required and existing resources. This statement is not published, but it must be provided to the Banking Commission.

The Bank's capital resources consist of paid-in capital (registered shares), declared reserves, including surplus brought forward, as well as subordinated debt obligations. Total liabilities are liabilities required to be shown on the balance sheet, contingent liabilities and reserves required for future or doubtful contingencies.

A bank's capital resources must total certain amounts, which amounts have been weighted by (a) specified percentages for various types of assets, ranging from zero percent for cash items and certain government money market paper to 100 percent for its own equity securities; (b) specified percentages for various types of contingent liabilities and pending business, ranging from 0.05 percent for claims arising from certain fixed foreign exchange transactions maturing within one month and for the par value of over-the-counter-traded fixed interest rate contracts to 25 percent for liabilities under share subscriptions; and (c) 10 to 20 percent for open foreign exchange and precious metals positions.

According to Swiss capital adequacy rules, the eligible equity must, on a continuous basis at both the bank and group level, amount to at least 8% of the sum of the risk-weighted positions. Risk-weighted positions consist of assets recorded on the balance sheet, off-balance sheet positions converted into their on-balance sheet credit risk equivalent, net long positions in debt and equity securities (positions exposed to default risk by individual issuers) and open positions (positions subject to market risk) in foreign currencies, precious metals and commodities. These rules aim to apply the same risk-weighting factor for each counterparty irrespective of the type of transaction and to include market risk considerations in the capital requirements underlying a bank's business activities.

Liquidity Ratios. The Banking Law requires that banks place their funds in such a manner that solvency is assured at all times. To achieve this, an adequate relationship, specified by the Banking Ordinance, must continuously be maintained between (i) liquid assets and short-term liabilities (first liquidity) and (ii) liquid plus easily marketable assets and short-term liabilities (second liquidity).

Based on the foregoing summary of certain principal aspects of the Swiss regulatory regime applicable to banks and our discussions with the Bank's legal department, it is our view that the regulatory scheme to which the Bank is subject in Switzerland embodies a significant number of features that are central to the U.S. bank regulatory scheme; accordingly, it is our view that such Swiss regulatory scheme is substantially comparable to the U.S. regulatory scheme applicable to banks.

In addition to regulation under the laws of Switzerland, the Bank is regulated under the applicable laws of the other jurisdictions in which it does business. The Bank conducts banking business through branches in, and is hence also regulated by the banking laws of, Luxembourg and the Bahamas, in addition to the Swiss Banking Laws. The Bank conducts banking business through subsidiaries in Monaco, regulated by French and Monegasque banking law, and Italy, regulated by Italian banking law, in addition to the regulation under the Swiss Banking Law to which the entire consolidated Bank Group is subject, as described above.

Subsidiaries

We have been advised by officers of the Bank that in many cases the Bank Group's acquisition of equity securities for investment purposes in the ordinary course of the Bank Group's business, which include an asset management component both as to the Bank Group's portfolio investments for its own account and the investment of client funds in the Bank Group's private banking and investment management operations, are made through a few wholly-owned direct or indirect non-Swiss subsidiaries of the Bank formed for this Bank Group activity in order to achieve certain tax benefits. These security holding subsidiaries currently include Gotthardfin Ltd. ("GL") and Gesfid International Ltd. "GIL"), each incorporated as an international business company under the laws of the Bahamas, where the Bank maintains a branch office. The former is a direct subsidiary of the Bank and the latter is wholly-owned by Gesfid SA, a Swiss asset management company ("GSA") which is a direct wholly-owned subsidiary of the Bank and subject to the same Swiss regulation as described above for the Bank. GL, GIL and GSA are collectively referred to herein as the "Subsidiaries." Even if they were organized under U.S. laws, GL and GIL would not themselves be qualified institutional investors within the specific categories listed in Rule 13d-1(b)(1)(ii), if they were considered completely separately from the Bank. However, in fact they function as a part of, and on behalf of, the Bank in its ordinary course activities, as a component of the Bank Group's over-all banking business, rather than as separate operating businesses. As wholly-owned subsidiaries, the Subsidiaries are, of course, subject to the control of the Bank. Moreover, the Subsidiaries are fully subject to the supervisory authority of the Banking Commission. Compliance with the Swiss capital adequacy and risk diversification rules is required on a consolidated group basis (including the Bank's subsidiaries) as well as by the Bank itself. The entire Bank Group, not only the Bank itself, is subject to market risk and interest rate risk reviews by the Bank Group's Risk Management Department. As required by Swiss Banking Law, consolidated exposure is reported semi-annually for the entire Bank Group (including subsidiaries), not just the Bank itself. The annual independent audit by an external audit firm authorized by the Swiss Banking Commission to conduct audits (the "extended arm" of the Banking Commission) must result in a certification on both an individual and consolidated group basis. The Bank's Administrative Regulations, which must be submitted to the Banking Commission for approval, provide for a Bank Group Executive Board which has oversight responsibility with respect to the entire Bank Group (not only the Bank itself) as to (1) compliance with regulations and recommendations of the Banking Commission and (2) control over investment risks. Under the directives of the Bank Group Executive Board, Administrative Regulations and legal regulations which the Subsidiaries are required to implement are for the most part the same as those applicable to the entire Bank Group, in particular with respect to capital adequacy, liquidity and risk diversification. In addition the Bank's Executive Committee must review and approve annually the balance sheets, including any investments, of all members of the Bank Group, including the Subsidiaries. Accordingly, the Subsidiaries are subject to regulation under Swiss Banking Law in these respects.

BASIS FOR NO-ACTION RELIEF

The amendments to Rule 13d-1 adopted by the Commission in the 1998 Release permit investors, including foreign investors, that satisfy the requirements of a so-called "passive investor" to file reports of beneficial ownership on short-form Schedule 13G pursuant to Rule 13d-1(c), rather than on Schedule 13D. However, such "passive investors" must file initial reports within the same time frame applicable to investors otherwise required to file reports on Schedule 13D. In contrast, institutional investors that satisfy the Rule 13d-1(b) requirements of a "qualified institutional investor" are permitted to file reports of beneficial ownership on Schedule 13G on a substantially different basis. Consequently, although the 1998 amendments ameliorated the disclosure burden on foreign institutional investors that qualify as "passive investors", the amendments did not entirely eliminate the differences in treatment between qualified institutional investors and comparable foreign institutional investors that do not satisfy the technical requirements of a qualified institutional investor. The Commission has recognized that the usual timing requirements for filing Schedule 13D, which have been retained for passive investor Schedule 13G filers pursuant to Rule 13d-1(c), impose substantial burdens on institutional investors that are disproportionate to the benefits obtained by disclosure of the information to be reported on Schedule 13G. See Securities Act of 1933 Release No. 5609; Securities Exchange Act of 1934 Release No. 11616 (August 25, 1975). That burden is at least as great for foreign institutional investors and exists even after adoption of the "passive investor" alternative for reporting on Schedule 13G.

Although in the 1998 Release the Commission did not expand the list of qualified institutional investors in Rule 13d-1(b)(1)(ii) to include by its terms foreign institutional investors that are the functional equivalent of the domestic qualified institutional investors, the Commission realized that the adoption of the 1998 amendments would not, due to the timing differences, eliminate the desire of foreign institutional investors to report as qualified institutional investors. Accordingly, the Commission stated that, "Any foreign institutional investor that would rather report on Schedule 13G as a Qualified Institutional Investor and does not want to rely on the Passive Investor provisions may continue to seek no-action relief from the staff under current practices," such relief being "based on the requester's undertaking to grant the Commission access to information that would otherwise be disclosed in a Schedule 13D and the comparability of the foreign regulatory scheme applicable to the particular category of institutional investor." See the 1998 Release. This request is submitted on that basis. Comparability of foreign regulatory scheme was discussed and affirmed above and the required undertaking is made below.

If this request covered only the Bank there would be numerous precedents for the granting of such no-action relief. Several no-action letters issued subsequent to the 1998 Release have granted such relief to foreign institutional investors (and their subsidiaries who met the requirements of Rule 13d-1(b)(i)(ii)). See Cater Allen International Limited (available March 7, 2001); Fidelity International Limited (available October 4, 2000); Manulife Financial Corporation (available October 2, 2000); Bank of Montreal (available September 11, 1998); and Royal Bank of Canada (available March 18, 1998); in each of which foreign institutional investors were allowed to report on Schedule 13G as qualified institutional investors. In addition, the Division had in many earlier no-action responses permitted non-U.S. institutions to report on Schedule 13G in circumstances where (because prior to the 1998 Release) reporting on Schedule 13D would otherwise have been required. Among these numerous no-action letters, see, e.g., Closeburn Management Ltd. (available May 7, 1997); Delaney Capital (available June 27, 1996); Swiss Bank Corporation (available January 16, 1997); Morgan Stanley Group (available December 29, 1995); Bank Leumi le-Israel B.M. (available June 22, 1995); Deutsche Bank AG (available April 9, 1996 and April 14, 1994); Merrill Lynch & Co., Inc. (available November 24, 1993); PaineWebber International (U.K.) Ltd. (available December 16, 1992); Union Bank of Switzerland (available November 23, 1992); The AXA Group (available July 31, 1992); First Marathon Inc. (available June 22, 1992); CS Holding Group (available January 16,

1992); National Westminster Bank PLC (available August 25, 1983); Swiss Reinsurance Company (available November 16, 1979); and Deltec Panamerica, S.A. (available September 24, 1979). The Swiss Bank Corporation and Union Bank of Switzerland letters cited above involved essentially the same Swiss banking regulatory regime as presented in this letter.

However, when subsidiaries of a foreign institutional investor have been included, together with the parent, in the request for no-action relief, the relief granted by the Division has generally been conditioned on the subsidiaries themselves also being entities subject to a foreign regulatory scheme and which, but for their foreign organization, would be persons described in Rule 13d-1(b)(1)(ii) (or intermediate holding companies which do not own, directly or indirectly, more than 1% of an issuer's securities except through qualifying subsidiaries). Although the Subsidiaries do not meet that criterion, we nonetheless believe that no-action relief which covers not only the Bank, but also the Subsidiaries, would be appropriate in this case because the Subsidiaries essentially operate within what, on a consolidated basis, is the functional equivalent of a single bank, and in any case are subject to regulation by the Swiss banking authorities.

We believe that the Bank's situation is analogous to the situation addressed in the Swiss Reinsurance Company no-action correspondence cited above. Swiss Re (the parent), though itself an operating insurance company and not merely a holding company, operated through majority-owned subsidiaries and trusts, many of which were not qualified under Rule 13d-(1)(b)(1)(ii) but might hold greater than 1% of the outstanding shares of an issuer. In its favorable response making Schedule 13G institutional investor reporting available to the entire Swiss Re Group (including its subsidiary holding, insurance and service companies and its various trusts), the Division relied "particularly [on] the view that Swiss Re may be deemed to be the functional equivalent of a single insurance company." In its no-action request, counsel for Swiss Re argued that "Because the Swiss Re Group is the functional equivalent of a single insurance company, rather than a conglomerate engaged in multiple lines of business through non-qualified subsidiaries, the various "non-qualified" members of the Swiss Re Group are no more likely to make investments for control than any qualified person." We believe that the Bank Group is similarly the functional equivalent of a single bank and the Subsidiaries are no more likely to make investments for control than any qualified person.

The Swiss Re correspondence addressed the fact that Rule 13d-1(b)(1)(ii)(G) makes institutional investor Schedule 13G reporting available to a parent holding company only if "the aggregate amount held directly by the parent...and directly and indirectly by their subsidiaries or affiliates that are not persons specified in § 240.13d-1(b)(1)(ii)(A) through (I) does not exceed one percent of the securities of the subject class;" the Commission having imposed this 1% limitation in Release 34-14692 (April 21, 1978) because "the complete elimination of the qualification of the parent [holding company]'s subsidiaries as a condition to the use of Schedule 13G would effectively make the short form available to anyone who chooses to erect a holding company structure." The Division apparently accepted Swiss Re's position that while indeed this might be a concern in the case of the parent holding company of a conglomerate engaged in multiple lines of business, it did not have to be extended to an operating parent operating as the functional equivalent of a single consolidated institutional investor. The Bank is similarly an operating parent, operating as the functional equivalent of a single consolidated institutional investor, and is not a conglomerate engaged in multiple lines of non-banking business through numerous operating subsidiaries. Under a conglomerate structure it is possible that some of the non-qualified operating subsidiaries could, to achieve their business purposes, acquire securities of an issuer other than for passive investment purposes. However, we believe that in the Swiss Re correspondence the staff concurred with the position that when an operating insurance company (or in our case, an operating bank) utilizes subsidiaries for certain of the activities which comprise its single line of insurance (or banking) business, the subsidiaries, even if non-qualified, can be assumed to share the qualified operating parent's (passive) investment purposes, for otherwise the operating parent would be conducting its business improperly. Moreover, at least in the Bank's case, the activities of even the (non-qualified) Subsidiaries are subject to regulation by the Swiss banking authorities, as mentioned above.

In view of the foregoing, the Bank believes that the Division should take a no-action position to permit the Bank and the Subsidiaries to file on Schedule 13G as qualified institutional investors, reports of beneficial ownership of more than 5% of a class of equity securities subject to Section 13(d) of the Exchange Act, under those circumstances in which such ownership could be so reported if the Bank were a U.S. person meeting the requirements of Rule 13d-1(b)(1)(ii)(B).

If the Division is favorably disposed to the above-requested no-action position, we would also appreciate the Division's confirmation, based on the Bank and its Subsidiaries being the functional equivalent of a single Bank, that the Bank may report on its institutional investor Schedule 13G on behalf of itself and its Subsidiaries. This type of request, which would permit a single aggregate ownership report by the parent institutional investor rather than separately reflecting the shares owned by each subsidiary, appears in many of the no-action requests (see the above-cited Royal Bank of Canada, Swiss Bank Corporation, Bank Leumi le-Israel B.M., Merrill Lynch & Co. Inc., Union Bank of Switzerland and CS Holding Group letters). In the Union Bank of Switzerland and Merrill Lynch & Co. correspondence, the Division's response specifically permitted this. The other responses seemed not to address the point.

The Bank recognizes that Schedule 13G would not be available in those instances in which more than 5% of a class of equity securities subject to Section 13(d) of the Exchange Act is acquired or held with the purpose or effect of changing or influencing the control of the issuer thereof or in connection with or as a participant in any transaction having such purpose or effect. The Bank would, and has authorized us to confirm its undertaking to, make a filing on Schedule 13D in those instances. We also note that we have been advised that an investment for any such control purpose would be contrary to the Bank's internal policies, which policy extends to all members of the Bank Group, including the Subsidiaries.

To alleviate any concern that the Commission may have with respect to any enforcement difficulties it might encounter should it desire information that would be required to be furnished in responding to the disclosure requirements of Schedule 13D, the Bank has authorized us to confirm to you its agreement to make available to the Commission, at the request of the Commission, the information that would otherwise be required to be furnished in response to the disclosure requirements of Schedule 13D with respect to the Bank or the Subsidiaries and any supporting material or documents necessary to verify the accuracy of such information.

REQUEST

Based upon the facts, undertakings and representations set forth above, we hereby respectfully request that the Division take a no-action position to permit the Bank and the Subsidiaries to file on Schedule 13G as qualified institutional investors under Rule 13d-1(b)(1)(ii), in the circumstances indicated above.

Pursuant to Securities Act of 1933 Release No. 6269 (December 5, 1980), one original and seven copies of this request are enclosed. We request the opportunity to speak with the staff in the event the staff proposes to limit or withhold the no-action relief requested herein. If you have any questions or need any additional information concerning the foregoing, please do not hesitate to contact the undersigned at (212) 398-8701, Norman Alpert at (212) 398-5827 or Allan M. Rosenbloom at (212) 398-4870.

Very truly yours,

Martin R. Gold

wpd

G. List of Ryan Labs Data Syndication

DISTRIBUTION	Data Type
Bloomberg	Treasury/Liabilities
Knight-Ridder	Treasury/Liabilities
Reuters	Treasury/Liabilities
Telerate	Treasury/GIC
Thompson Financial First Call/Bond Call	Treasury/Liabilities
PERIODICAL/NEWSPAPER/NEWSLETTER	
Barrons	Treasury/Liabilities
Bondweek	Treasury
Check Free Database	Treasury/Liabilities
Grant's Interest Rate Observer	Treasury/Liabilities
IOMA Defined Contribution Plan Investing	Treasury/GIC
IOMA Managing 401K Plan	Treasury/GIC
New York Times	Treasury
Standard & Poors	Treasury/Liabilities
Smart Money	Treasury/Liabilities